Incorporated under the laws of the State of Delaware

P 0062

United States Oil and Gas Corp

Number

Series A Preferred Stock

Shares

This certifies that:

Is the owner of:

Fully paid and Non-Assessable Shares of Series A Preferred Stock of United States Oil and Gas Corp. Transferable on the books of the Corporation by the holder hereof in person or By duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the transfer agent and registered by the registrar.

Countersigned by Transfer Agent & Registrar, Inc.
By:

Dated:

Authorized Signature
Transfer Online, Inc..
317 SW Alder, 2nd Floor, Portland, OR 97204

UNITED STATES OIL
AND
GAS CORP

CORPORATE SEAL
1988

President

Secretary